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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTSFORM X-17A-5 PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                   MM/DD/YY   MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF FIRM: Velocity Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

199 Water Street - 8th floor
(No. and Street)

New York   **New York**   **10038**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matteo Amato   **646-415-7805**   **mamato@velocitycapitallllc.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA P.C
(Name – if individual, state last, first, and middle name)

200 Park Ave., 38th FL.   **New York**   **NY**   **10166**

10/8/2003   **243**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE
ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.
  See 17CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

Velocity Capital, LLC
As of December 31, 2025
Statement of Financial Condition
And Report of Independent Registered Public
Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

Velocity Capital, LLC
TABLE OF CONTENTS

This filing** contains (check all applicable boxes):

X   (a) Statement of financial condition.

X   (b) Notes to consolidated statement of financial condition.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement ofcomprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to consolidated financial statements.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OATH OR AFFIRMATION

I, <u>Matteo Amato</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Velocity Capital, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

<u>Matteo Amato</u>
Name

<u>Chief Financial Officer</u>
Title

**Subscribed and sworn
to before me**



Velocity Capital, LLC
Index

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-12



Tel: 212-885-8000	**BDO**	
Fax: 212-697-1299	200 Park Avenue	
www.bdo.com	New York, NY 10166	
	USA	

Report of Independent Registered Public Accounting Firm

Member and Managers
Velocity Capital, LLC
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Velocity Capital, LLC (the "Broker-Dealer") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BdoUsaPC

We have served as the Broker-Dealer's auditor since 2024.

New York, New York

March 27, 2026

Velocity Capital, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	5,845,323
Securities owned, at fair value		52,287,769
Receivable from broker, dealers and clearing organizations		16,509,355
Securities borrowed		15,769,617
Right-to-use asset		278,292
Other assets		2,682,417
Total assets	$	93,372,773

LIABILITIES AND MEMBER'S EQUITY

Securities loaned		54,706,489
Securities sold, not yet purchased, at fair value		14,290,960
Accrued expenses and other liabilities		1,627,742
Lease liability		317,780
Accounts payable		294,747
Total liabilities		71,237,718
Member's equity		22,135,055
Total Liabilities and Member's Equity	$	93,372,773

The accompanying notes are an integral part of the financial statement.

Note 1 – Organization and Nature of Business

Velocity Capital, LLC (the "Company"), a Nevada corporation formed on May 6, 2014, is a wholly owned subsidiary of VCP Holdings LLC ("VCP"), which VCP is ultimately wholly owned by VCT Holdings II, LLC ("VCTII" or the "Parent") effective November 1, 2023. The Company is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA") and Options Clearing Corporation ("OCC"). The Company's principal business activities include securities borrow and securities loan activities, acting as a provider for broker dealers and financial institutions to borrow specific securities, and proprietary trading of U.S. equities and listed options. The Company is approved by FINRA and OCC to self-clear the Company's positions. The Company does not clear nor holds customer funds.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Recent Accounting Pronouncement
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of ASU 2023-07 did not have a material effect on the Company's financial statements and disclosures.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the period. Actual results may differ from estimated amounts.

Cash
The Company has all cash on deposit with major money center banks. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Accounts Payable
The balances reported in Accounts payable predominantly consist of amounts owed to various vendors for securities related activities, these amounts owed are less than 60 days outstanding.

Accrued Expenses and Other Liabilities
The balances reported in Accrued expenses and other liabilities predominantly consist of audit fees, legal fees, regulatory fees, and employee compensation.

Income Taxes
No provision for Federal, state and local income taxes has been made in the accompanying financial statements as the Company is an limited Liability Company ("LLC") as such is treated as a partnership for tax purposes and as a result,the individual partners are responsible for taxes on their share of the Company's taxable income. Interest, dividends and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced. The Company files U.S. Federal and various state and local income tax returns.

The U.S. Federal jurisdiction and New York are the major tax jurisdictions where the Company files income tax returns.

The Company is subject to U.S. Federal and State examinations by tax authorities since inception. The Company has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2025 in its major jurisdictions, and has analyzed whether there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions to be where the Company's results of operations are domiciled and believes no reserves for uncertain tax positions were required to have been recorded for the year ended December 31, 2025. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Furthermore, upon audit by a taxing authority, the Company and/or its individual partners may be liable for additional taxes. The open tax years under potential examination vary by jurisdiction. Any recognition of tax liability and related interest and penalties, if any, related to uncertain tax positions are recorded as income tax expense in the statement of operations. As of December 31, 2025, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

Securities Borrowed and securities loaned
Securities borrowed and securities loaned transactions require the Company to deposit or return cash and other collateral with the lender.

Securities owned and securities sold, not yet purchased
Securities owned and securities sold, not yet purchased, are valued at fair value.

Receivables From Brokers Dealers and Clearing Organizations
Receivables from broker dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving clearing transactions through various clearing organizations.

Other Assets
Other assets primarily consist of securities borrowed rebate billing receivables, deposits and our ownership interest in DTCC, prepaid expenses and furniture and equipment.

Note 3 - Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include option contracts. Consistent with ASC 815, Derivatives and Hedging ("ASC 815"), the Company has made an accounting policy election to report the fair value fluctuations associated with derivative instruments in the same line as the hedged instrument. Fair values is based on quoted market prices.

The following table summarizes the fair value and notional value of derivatives financial instruments held at December 31, 2025:

Asset Derivatives	Financial Statement Location	Fair Value	Notional
Options	Securities owned, at fair value	$ 6,840,226	$ 120,163,450

Liability Derivatives	Financial Statement Location	Fair Value	Notional
Options	Securities sold, not yet purchased, at fair value	$ 13,942,764	$ 143,295,824

Note 4 - Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivables from broker, dealers, and clearing organizations at December 31, 2025, consist of the following:

	Receivable
Receivable from brokers, dealers and clearing organizations	$ 1,738,946
Clearing organizations fund deposits	14,325,809
Receivable from affiliate	444,600
	$ 16,509,355

The Company clears transactions through various clearing organizations. Unsettled regular way trades relate to amounts receivable from and payable to clearing organizations for positions that had not yet reached settlement date.

As a large portion of the Company's trades and contracts are cleared through a clearing organization and settled daily the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continuously reviews the credit quality of its counterparties.

Note 5 – Leases

The Company has obligations as a lessee for an office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The leases do not contain renewal options. The remaining life of the lease term is 1.63 years as of December 31, 2025.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As most of our leases do not provide an implicit rate, the Company used its incremental borrowing rate, the rate of interest to borrow on a collateralized basis for a similar term, at the lease commencement date. The Company utilized a weighted average discount rate of 5.00% in determining the lease liability as of December 31, 2025.

The Company made a policy election to exclude the recognition requirements of ASC 842 to short-term leases, those leases with original terms of 12 months or less. Short-term lease payments are recognized in the Statement of Operations on a straight-line basis over the lease term. Certain real estate leases may contain lease and non-lease components, such as common area maintenance charges, real estate taxes, and insurance, which are generally accounted for separately and are not included in the measurement of the lease liability since they are generally able to be segregated. The Company does not sublease any of its leased properties. There were no sale and leaseback transactions, leveraged leases or lease transactions with related parties during the year ended December 31, 2025.

Total rent expenses were $182,919 for the year ended December 31, 2025. The cash paid for amounts included in the measurement of operating lease liabilities for year ended December 31, 2025, was $295,471. The right-of-use asset amounted to $278,292 and included within Other assets in the Statement of Financial Condition.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized within Accrued expenses and other liabilities in the Statement of Financial Condition as of December 31, 2025 is shown below:

2026	$	197,865
2027	$	135,369
Total	$	333,235
Imputed interest	$	(37,764)
Total future minimum lease payments	$	295,471

Note 6 - Fair Value Measurements

The Company utilizes various methods to measure the fair value of investments on a recurring basis. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement dates. The three level of inputs are:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on managements' own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned and securities sold not yet purchased consist of US exchange traded equities – common stock and options, are traded on national securities exchange and are valued at the last sales price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and the last closing asked price if held short. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgement and consideration of factors specific to the asset

or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements. Transfers in or out of levels are recognized based on the beginning fair value of the year in which they occur.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2025:

	Fair Value Measurement December 31, 2025			
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned				
Common stocks	$ 45,447,543	$ -	$ -	$ 45,447,543
Options	6,840,226	-	-	6,840,226
Total	$ 52,287,769	$ -	$ -	$ 52,287,769
LIABILITIES				
Securities sold, not yet purchased				
Common stocks	$ 348,196	$ -	$ -	$ 348,196
Options	13,942,764	-	-	13,942,764
Total	$ 14,290,960	$ -	$ -	$ 14,290,960

Note 7 - Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2025, the Company had net capital, as defined, of $18,382,983 which was $18,132,983 in excess of its required net capital of $250,000.

The Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company does not hold customers' cash or securities and has no requirements under SEC Rule 15c3-3.

Note 8 – Line of Credit

The Company has an ongoing secured financing arrangement with the Bank of Montreal ("BMO") that permits the Company to borrow on an open basis an amount up to $10,000,000, bearing interest at Fed Funds rate plus 1.50% annually. All borrowings are fully secured by securities pledged to the lender and are subject to repayment on demand. The loans have no defined maturity for this arrangement and can be repaid on a demand basis by lender. There were no borrowings under this arrangement during the year. There was no outstanding principal balance at December 31, 2025.

In addition, the Company has a $5,000,000 committed unsecured financing with BMO bearing interest at Fed Funds rate plus 1.5% annually to finance the purchase and settlement of securities and for working capital. Also, the facility is available to finance spike margin requirements at NSCC. Availability will be

80% of the spike NSCC requirement over the Core Requirement. Core Requirement is defined as the 10th lowest margin requirement from the previous month.

The Company is required to pay an unused balance fee of 50bps on the average daily unused portion of the loan.

Note 9 – Related Party Transactions

The Company engages in various securities transactions with its affiliate, Velocity Clearing, LLC ("Clearing").

At December 31, 2025, assets and liabilities with Clearing consist of:

Assets		
Securities borrowed	$	538,441
Securities borrowed rebate receivable included in Other assets		754,206
Accounts receivable		444,600
Total assets	$	1,737,247
Liabilities		
Securities loaned	$	51,919,781
Accrued expenses and other liabilities		86,835
Total liabilities	$	52,006,616

The Company opened a trading account for equity and options activities with Clearing in December 2022. The account had a net balance of $1,489,471. The Company did not have open positions as of December 31, 2025.

Note 10 – Collateralized Agreements

The Company enters into securities borrowed and securities loaned transactions to, among other things, settle other securities obligations, accommodate customers' needs and conduit matched book activities. The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

In accordance with applicable accounting guidance, there were no eligible items for netting. All securities borrowed and securities loaned transactions were executed on a overnight or open basis, with rights to terminate by either counterparty. At December 31, 2025, the underlying collateral for securities borrowed and securities lending transactions were U.S. denominated equities.

At December 31, 2025, the approximate fair values of collateral received which may be sold or repledged by the Company were:

Fair value of collateral related to securities borrowed transactions	$ 14,866,139
Total	$ 14,866,139

At December 31, 2025, the approximate fair values of the portion of collateral received that were sold or repledged by the Company were:

Fair value of collateral related to securities loaned transactions	$ 51,987,122
Total	$ 51,987,122

Note 11 – Risks and Uncertainties

Credit Risk and Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company executes and settles securities financing activities with securities lending counterparties. These securities transactions are on a cash basis performed under a master securities lending agreement. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing fair value prices. The Company may from time to time be exposed to concentrated credit risk at the industry or geographic level, potentially exposing the Company to a single market or political event or correlated set of events. To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the Company's maximum amount of loss due to credit risk for its securities lending business.

The Company's exposure to credit risk associated with the nonperformance of these securities lending counterparties in fulfilling their contractual obligations pursuant to these activities can be directly impacted by volatile trading markets which may impair the ability of the securities lending counterparties to satisfy their obligations to the Company.

The Company is required to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. The Company did not have reportable credit loss expense for the year ended December 31, 2025.

Financial assets measured at amortized cost basis that are eligible for the collateral maintenance practical expedient. Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as allowable under U.S. GAAP. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the

borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Securities Borrowed and Securities Loaned Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. Interest on such transactions is accrued and reported as securities borrowed rebate interest in Other assets and Accrued expenses and other liabilities, respectively. The market value of securities borrowed, and securities loaned are monitored, with additional collateral obtained or returned to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables and securities loaned, respectively. The Company has established policies and procedures for mitigating credit risk on securities borrowed and securities loaned transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited or returned with the Company as permitted under contractual provisions.

Receivables from and Payables to Broker-Dealers, and Clearing Organizations
The Company's receivables from and payables to broker and dealers and clearing organizations include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, securities failed to receive, accrued interest receivables/payables and cash deposits. A portion of the Company's trades and contracts is cleared through a clearing organization and an unaffiliated broker-dealer for certain business. This settlement activity is settled daily between the clearing organization and unaffiliated clearing broker-dealer and the Company. Due to this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The Company maintains awareness of the creditworthiness of the clearing organizations and brokers and dealers.

Receivables from Securities Locate Services
Receivables from securities locate services are reported in receivables from brokers-dealers in the statement of financial condition. The Company's receivables primarily consist of fees earned from revenue transactions. Substantially all of these receivables are accounted for at amortized cost, which generally approximates fair value. The Company evaluates collectability based upon evaluation of counterparty credit risk, historical losses, current conditions, reasonable and supportable forecasts. The Company does not have an allowance for credit loss recorded as of December 31, 2025.

Operational Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include but are not limited to:

· Operational/Settlement Risk — the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions.

· Technological Risk — the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

· Legal/Documentation Risk — the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

· Financial Control Risk — the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors and regulators is free of material errors.

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. As of December 31, 2025, there were no unasserted claims or assessment that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

Note 12 –Commitments And Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and may occasionally indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that

it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

Note 13 - Subsequent Events

The Company made a capital withdrawals paid to Parent of $750,000, $955,000 and $150,000 on January 21, 2026, February 18, 2026 and March 16, 2026 respectively.

Effective January 1, 2026, VCP is ultimately wholly owned by VCP Partners, LLC, a related party, via a transfer of Member's capital account from VCTII.